PRICING SUPPLEMENT DATED April 30, 2015 (To Prospectus dated September 5, 2013 and Prospectus Supplement dated February 12, 2014)	This filing is made pursuant to Rule 424(b)(2) under the Securities Act of 1933 in connection with Registration No. 333-191021

Fixed Rate Medium-Term Notes, Series A

This pricing supplement supplements the terms and conditions in the prospectus, dated September 5, 2013, as supplemented by the prospectus supplement, dated February 12, 2014 (the “prospectus supplement” and together with the prospectus, dated September 5, 2013, and with all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $550,000,000 aggregate principal amount of 0.950% Medium-Term Notes, Series A, due May 5, 2017 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP: 02665WAV3	Trade Date: April 30, 2015

Form: ☒ Book-Entry ☐ Certificated	Original Issue Date: May 5, 2015
Principal Amount: $550,000,000 (AHFC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.)	Stated Maturity: May 5, 2017
Stated Maturity Extension Option: N/A

Interest Rate: 0.950% per annum, plus accrued interest, if any, from May 5, 2015

Basis for Interest Rate During Extension Period (only applicable if option to extend Stated Maturity):

Extension Period(s) and Final Maturity Date (only applicable if option to extend Stated Maturity):

Interest Payment Dates: Each May 5 and November 5, beginning November 5, 2015 and at Maturity

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date	Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.
Public Offering Price: 99.909%
Discount or Commission: 0.080% Net Proceeds to Issuer: 99.829% / $549,059,500

Specified Currency: United States dollars	Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.
Interest Rate Reset Option: ☐ Yes ☒ No
Optional Reset Dates:
Basis for Interest Rate Reset:
Original Issue Discount: ☐ Yes ☒ No Total Amount of Original Issue Discount:

Yield to Maturity:	Day Count Convention:
Initial Accrual Period:	☒ 30/360
Agents: Deutsche Bank Securities Inc. Mizuho Securities USA Inc.	☐ Actual/360

Agents’ Capacity:	☐ Actual/Actual

☐ Principal	Redemption: ☒ Yes ☐ No See “Additional Terms of the Notes—Optional Redemption”
☒ Agent	Initial Redemption Date:

Minimum Denomination/Minimum Incremental	Initial Redemption Percentage:

Denomination: $2,000 and $1,000 increments thereafter	Annual Redemption Percentage Reduction:

If a Reopening Note, check ☐, and specify:	Calculation Agent: Deutsche Bank Trust Company Americas

Initial interest accrual date:	Repayment: ☐ Yes ☒ No

Optional Repayment Date(s):

Repayment Price:

ADDITIONAL TERMS OF THE NOTES

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at American Honda Finance Corporation’s (“AHFC”) option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 7 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc. and Mizuho Securities USA Inc., or their respective affiliates and three other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, AHFC will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless AHFC defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Plan of Distribution

Under the terms and subject to the conditions set forth in a distribution agreement (the “Distribution Agreement”) dated as of September 25, 2013, as amended by the Letter Agreement, dated February 12, 2014, between AHFC, and the agents named in the prospectus supplement, AHFC is hereby offering the Notes through the Agents named below, each acting as agent. Each of the Agents named below has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. Each Agent named below will receive its commission with respect to the respective principal amount of the Notes set forth below opposite their names.

Agent	Aggregate Principal Amount of Notes
Deutsche Bank Securities Inc.		$275,000,000
Mizuho Securities USA Inc. Total	$ $	275,000,000 550,000,000

LEGAL MATTERS

In the opinion of Catherine M. McEvilly, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, as supplemented, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated September 5, 2013 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-191021) filed with the Securities and Exchange Commission on September 6, 2013.